Filed by Computer Horizons Corp. pursuant to Rule 425
under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Computer Horizons Corp.
Commission File No.: 000-07282

The following is a communication being mailed to shareholders.

Dear Computer Horizons Shareholders:

        As you know, Computer Horizons Corp. and Analysts International Corporation have announced a definitive agreement to combine in a merger-of-equals transaction to create one of the largest IT Professional Services firms in the United States. CHC shareholders will have the opportunity to vote on the merger at a special meeting of shareholders scheduled for September 2, 2005—less than four weeks away.

        Given the substantial benefits that should be realized by combining CHC and Analysts International, the CHC Board of Directors firmly believes that the proposed merger is in your best interests and unanimously recommends that you vote "FOR" each of the CHC proposals on the enclosed WHITE proxy card. These proposals are described in greater detail in the joint proxy statement/prospectus previously sent to you.

        On behalf of the entire Board and management, we would like to highlight some key points for you to consider:

        Your Board believes the consideration is fair and appropriate for CHC shareholders and the terms of the transaction represent significantly enhanced value and optimal timing for shareholders.    Under the agreement, Analysts International shareholders will receive 1.15 shares of CHC common stock for each share of Analysts International common stock. The tax-free, stock-for-stock transaction will give both companies' shareholders the opportunity to participate in the upside potential of the combined entity. Current CHC shareholders will own approximately 52% of the combined company and current Analysts International shareholders will own approximately 48%.

        CHC shareholders will benefit from being part of a larger, stronger and more focused industry leader.    The combination of CHC and Analysts International will create one of the largest US-based IT Services companies in the industry, with over $600 million in revenues (based on 2004 revenues) and over 5,000 billable consultants. The combination significantly expands CHC's geographic footprint, creating a professional services provider with 50 offices in the United States (covering 28 states), Canada, the United Kingdom, and India.

        The proposed merger is consistent with CHC's business strategy.    By combining with Analysts International, CHC will be better positioned to pursue its core business strategy, including:

  •
  Investing in and growing the high-margin solutions business, including our Federal Government (RGII), Nearshore / Offshore and network security and compliance practices.

  •
  Investing in our Chimes business by selling into a larger customer base, accelerating global expansion, and expanding Chimes into a broader offering for business process outsourcing.

  •
  Restoring growth in our commercial staffing business by creating a new paradigm in staffing via Chimes and New Equities, Analysts International's Next Generation workforce solution.

        The combination offers considerable cross-selling and new business opportunities.    This highly complementary business combination will allow the combined company to better compete with industry leaders across North America by offering expanded services to a collective customer base that has minimal overlap, particularly among Fortune 1000 and mid-tier companies. And, we believe that all of CHC's business units will benefit from the combination. For example, RGII will benefit from introducing Analysts' infrastructure service offerings, which include IP telephony and data storage solutions, into the Federal Government market. In addition, CHC's Chimes business unit will experience accelerated growth by leveraging the corporate customer base of both companies.

        The merger is expected to generate significant cost savings and create a company with a strong balance sheet.    CHC believes that significant cost savings, targeted at $15 million on an annual basis, can be achieved through the synergies created by the merger. A substantial portion of these savings relate to the reduction of public company costs and the elimination of duplicative facilities and infrastructure. Therefore, in the first year alone, the expected cost savings will outweigh the one-time transaction costs associated with the merger. The synergies will benefit the combined company for years to come. Finally, the Board expects that the combined company will have one of the strongest balance sheets among its peer group, with $20 million in cash and no debt.

        Your Board of Directors considered a variety of strategic alternatives.    Your Board takes its fiduciary duty to deliver maximum value to shareholders with the utmost seriousness and has always considered maximizing shareholder value as its primary objective. The CHC Board considered alternatives to the merger strategy prior to voting unanimously in favor of the merger with Analysts International. The Board also received professional advice from prominent legal and financial advisors and structured the transaction with Analysts International to fully serve the long term interests of all CHC shareholders.

        The combined company will be led by an independent Board and experienced management team.    Eight of the 10 directors on the combined company's Board will be independent, and the management team will be led by talented senior executives of both companies.

        Your Board anticipates a successful and seamless integration.    The cultural and business practices of CHC and Analysts International are similar and compatible, which we believe will lead to a smooth and successful integration. Consultants and employees of both companies will benefit from being part of a larger, more focused and scalable organization. And, customers of both companies will continue receiving the high quality service they have come to expect.

        Your Board believes that the merger with Analysts International presents CHC shareholders with a unique opportunity and unanimously recommends that you vote "FOR" the merger. Your vote is IMPORTANT.

CAUTION—Dissident Group Solicitation

        We want to caution shareholders regarding recent statements made by a minority dissident shareholder group using the name "The Computer Horizons Full Value Committee" (the "Dissident Group"), led by Crescendo Partners II, L.P., Series R, and certain of its affiliates. The Dissident Group owns about 10.3% of CHC's stock (most of which was purchased after the merger agreement was announced), and has stated publicly that it opposes the proposed merger between CHC and Analysts. We believe that the Dissident Group's proxy statement and public statements show a lack of understanding of our business and industry, as well as a lack of vision about the future of our company.

        Contrary to their name, we believe the Dissident Group is not interested in obtaining the full value of the Company for all shareholders and does not have the best long-term interests of our employees, clients and business in mind. We can assure you that we are 100% committed to completing the merger with Analysts, and we are aggressively planning for the success of the combined company.

        We caution shareholders not to return any Green proxy they may receive from the Dissident Group; even as a sign of protest.

        Whether or not you plan to attend the special meeting of shareholders, please sign, date and return the enclosed WHITE proxy card. A postage-paid envelope is provided for your convenience.

        We thank you for your continued support.

Sincerely,

Earl Mason Chairman of the Board	William J. Murphy President and CEO

Sign, date and return the WHITE proxy card today.

        Important!

1.
Regardless of how many shares you own, your vote is very important. Please sign, date and mail the enclosed WHITE proxy card.

Please vote each WHITE proxy card you receive since each account must be voted separately. Only your latest dated proxy counts.

2.
We urge you NOT to sign any Green proxy card sent to you by the Dissident Group.

3.
Even if you have sent a Green proxy card to the Dissident Group, you have every right to change your vote. You may revoke that proxy, and vote as recommended by management by signing, dating and mailing the enclosed WHITE proxy card in the enclosed envelope.

4.
If your shares are held in the name of a bank, broker or other nominee, please direct the party responsible for your account to vote the WHITE proxy card as recommended by management.

If you have any questions on how to vote your shares, please call our proxy solicitor:

        MORROW & CO. at (800) 662 - 5200.

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements included in this communication are based on information available to Computer Horizons and Analysts on the date hereof. Computer Horizons and Analysts undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

Computer Horizons Corp. has filed with the Securities and Exchange Commission a registration statement on Form S-4 and Computer Horizons Corp. and Analysts International Corporation has filed with the Commission a related joint proxy statement/prospectus in connection with the merger transaction involving Computer Horizons and Analysts International. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELATED JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Computer Horizons Corp. and Analysts International Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. Free copies of the joint proxy statement/prospectus and other documents may also be obtained for free from Computer Horizons Corp.'s and Analysts International Corporation's respective investor relations at dreingol@computerhorizons.com and pquist@analysts.com, respectively.

Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement. Information regarding Computer Horizons' officers and directors is included in Computer Horizons' Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 11, 2005. Information regarding Analysts International's officers and directors is included in Analysts International's Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 22, 2005. These documents are or will be available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Computer Horizons Corp.'s investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com.